LEAD INVESTOR



Johnathan King

I had the chance to meet and be blown away by "The Brothers" back in 2019 in Granada Spain after attending a networking meeting. When I invest, I 100% invest in the people behind the project. Knowing that every investment has the potential to never be returned I focus on how a deployment of capital can propel people forward in their life's mission. If my investment helps this project and these guys get closer to making their vision a reality I am honored to invest. I personally fell in love with The Brothers' vision and mission to create such a major impact in the world and their determination to do so by any means necessary. I have watched them build URBIE over the last few years and have been impressed by the dedication, willingness to learn, and constant and consistent actions that prepare this company for success. I knew back in 2019 that these guys had the light, the heart propelled human impact focus that allows the Teslas and Tom's shoes of the world to be born and succeed. Through Urbie we have our own Musk and Bezos and I am glad to have the opportunity to be a part of it.

Invested $10,000 this round

Learn about Lead Investors